UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

(Mark One)

☐ SEMIANNUAL REPORT PURSUANT TO REGULATION A

☒ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2018 and September 30, 2018

Streamnet, Inc.

(Exact name of issuer as specified in its charter)

Nevada	81-3324776
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

7582 LAS VEGAS BLVD., LAS VEGAS, NEVADA 89123

(Address of principal executive offices)

(702) 721-9915

(Registrants telephone number, including area code)

1

StreamNet Inc.

Balance Sheets

	June 30,	December 31,
	2018	2017
	(Unaudited)
Current assets:
Cash	$10,337	$40

Total current assets	10,337	40

Total assets	$10,337	$40

Current liabilities:
Accounts payable	$51,526	$47,026
Loans payable	20,000	20,000
Loan from CEO	8,995	-
Accrued Liabilities	2,133	1,333

Total current liabilities	82,654	68,359

Commitments and contingencies	-	-

Stockholders’ equity (deficit)
Common stock $0.001 par value, 800,000,000 shares authorized: 23,398,500 and 23,336,600 outstanding as of June 30, 2018 and December 31, 2017, respectively	23,393	23,337
Additional paid in capital	80,488	7,529
Accumulated deficit	(176,198)	(99,185)

Total stockholders’ deficit	(72,317)	(68,319)

Total liabilities and stockholders’ deficit	$10,337	$40

The accompanying notes are an integral part of these financial statements.

1

StreamNet Inc

Statement of Operations

(Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2018	2017	2018	2017

Consulting Revenue	$-	$-	$-	$-

Operating expenses
Contract labor	26,330	-	36,812	-
Professional fees	15,225	-	15,225	-
General and administrative	18,227	7,806	24,176	50,032
Total operating expenses	59,782	7,806	76,213	50,032

Net loss from operations	(59,782)	(7,806)	(76,213)	(50,032)

Other expense
Interest expense	400	526	800	526
Total other expense	400	526	800	526

Loss before income taxes	(60,182)	(8,332)	(77,013)	(50,558)

Provision for income taxes	-	-	-	-

Net loss	$(60,182)	$(8,332)	$(77,013)	$(50,558)

Basic and diluted net loss per common share	$(0.003)	$(0.001)	$(0.003)	$(0.006)

Basic and diluted weighted average common shares outstanding	23,376,021	8,310,471	23,398,500	8,310,471

The accompanying notes are an integral part of these financial statements.

2

StreamNet Inc

Statement of Cash Flows

(Unaudited)

	For the Six months ended	For the Six months ended
	June, 2018	June, 2017

Cash flows from operating activities
Net loss	$(77,013)	(50,558)
Adjustments to reconcile net loss to
Stock based compensation		8000
Change in operating assets and liabilities
Increase in accounts payable		5872
Increase in accrued liabilities	800	526
Net cash used in operating activities	(76,213)	(36,160)

Cash flows from investing activities

Cash flows from financing activities
Advance from related party		16,170
Proceeds from loan payable		20,000
Proceeds from loan from CEO	8,995
Proceeds from sale of common stock	73,015

Net cash provided by operating activities	82,010	36,170

Net increase in cash	5,797	10

Cash, beginning of period	40	46

Cash, ending of period	$5,837	$56

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$-	$-
Cash paid for income tax	$-	$-

The accompanying notes are an integral part of these financial statements.

3

StreamNet, Inc.

Notes to Financial Statements

NOTE 1 – DESCRIPTION OF BUSINESS AND HISTORY

Description of business

StreamNet, Inc. (the “Company”) was incorporated in the State of Nevada on July 1, 2016 and is a music and entertainment technology company whose primary business is the providing of streaming entertainment content.

NOTE 2 – SUMMARY OF SIGNIFICANT POLICIES

Basis of presentation

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires the Company to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Actual results could differ from those estimates.

Development Stage Company

The company is considered to be in the development stage as defined in ASC 915 “Development Stage Entities” The company is devoting substantially all of its efforts to the development of its business plans. The company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; and does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term investments with original maturities of less than 90 days. Cash equivalents are placed with high credit quality financial institutions and are primarily in money market funds. The carrying value of those investments approximates fair value. There were no cash equivalents for the six months and year ended period ending June 30, 2018 and the year ending December 31, 2017.

4

Fair value of financial instruments

The Company follows paragraph 825-10-50-10 of the FASB Accounting Standards Codification for disclosures about fair value of its financial instruments and paragraph 820-10-35-37 of the FASB Accounting Standards Codification (“Paragraph 820-10-35-37”) to measure the fair value of its financial instruments. Paragraph 820-10-35-37 establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America (U.S. GAAP), and expands disclosures about fair value measurements.  To increase consistency and comparability in fair value measurements and related disclosures, Paragraph 820-10-35-37 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels.  The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by Paragraph 820-10-35-37 are described below:

Level 1:	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2:	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3:	Pricing inputs that are generally observable inputs and not corroborated by market data.

The carrying amount of the Company’s financial assets and liabilities, such as cash, accounts payable and accrued expenses approximate their fair value because of the short maturity of those instruments.

The Company does not have any assets or liabilities measured at fair value on a recurring or a non-recurring basis as of June 30, 2018 and December 31, 2017.

Earnings (loss) per share

Basic earnings (loss) per common share is computed by dividing net income (loss) available to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per common share is computed by dividing income available to common stockholders by the weighted-average number of shares of common stock outstanding during the period increased to include the number of additional shares of common stock that would have been outstanding if potentially dilutive securities had been issued. There were no potentially dilutive securities outstanding during the periods presented.

Stock-based compensation

The Company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with Financial Accounting Standards Board (“FASB”) ASC 718-10, Compensation – Stock Compensation, and the conclusions reached by FASB ASC 505-50, Equity – Equity-Based Payments to Non-Employees. Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earliest of a performance commitment or completion of performance by the provider of goods or services as defined by FASB ASC 505-50.

Revenue recognition

The Company applies paragraph 605-10-S99-1 of the FASB Accounting Standards Codification for revenue recognition.  The Company recognizes revenue when it is realized or realizable and earned.  The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.

Income taxes

The Company follows Section 740-10-30 of the FASB Accounting Standards Codification, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the fiscal year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the fiscal years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Statement of Income in the period that includes the enactment date.

On December 22, 2017, the Tax Cuts and Jobs Act (TCJA) was signed into law by the President of the United States. TCJA is a tax reform act that among other things, reduced corporate tax rates to 21 percent effective January 1, 2018. FASB ASC 740, Income Taxes, requires deferred tax assets and liabilities to be adjusted for the effect of a change in tax laws or rates in the year of enactment, which is the year in which the change was signed into law. Accordingly, the Company adjusted its deferred tax assets and liabilities at December 31,2017, using the new corporate tax rate of 21 percent. See Note 6.

5

The Company adopted section 740-10-25 of the FASB Accounting Standards Codification (“Section 740-10-25”) with regards to uncertainty income taxes.  Section 740-10-25 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements.  Under Section 740-10-25, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.  The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent (50%) likelihood of being realized upon ultimate settlement. Section 740-10-25 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures.  The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of Section 740-10-25.

Recent Accounting Pronouncements

The Company has evaluated recent pronouncements and believes that none of them will have a material impact on the Company’s financial position, results of operations or cash flows.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses since inception and has accumulated a deficit of $176,198 as of June 30, 2018. The Company requires capital for its contemplated operational and marketing activities. The Company’s ability to raise additional capital through the future issuances of common stock is unknown. The obtainment of additional financing, the successful development of the Company’s contemplated plan of operations, and its transition, ultimately, to the attainment of profitable operations are necessary for the Company to continue operations. These conditions and the ability to successfully resolve these factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements of the Company do not include any adjustments that may result from the outcome of these aforementioned uncertainties.

The Company has discussed ways in order to mitigate conditions or events that may raise substantial doubt about its ability to continue as a going concern. There are no assurances that any of these measures will be successful. (1) The Company intends to pursue financing plans to raise funds to judiciously spend towards operational expenses, (2) The Company intends to continue to employ low cost measures to operate its business and analyze any unnecessary cost or expense, (3) The Company intends to seek to avoid unnecessary expenditures, travel, and lodging costs that are not mission critical to its business.

NOTE 4 – LOAN PAYABLE

On March 3, 2017, a third party loaned the Company $20,000. The loan is unsecured, bears interest at 8%, and is due on demand. As of June 30, 2018 there is $2,133 of interest accrued on the loan.

NOTE 5 – COMMON STOCK

During the year ended December 31, 2017, the Company granted 836,600 shares of common stock for services at $0.01 per share, for total non-cash expense of $8,336.

On March 2, 2018 the Company sold 2,800 shares of common stock for $13,915 cash.

On April 9, 2018 the Company sold 6,000 shares of common stock for $1.00 per share totaling $6,000

On April 11, 2018 the Company sold 2,000 shares of common stock for $1.00 per share totaling $2,000

On April 16, 2018 the Company sold 30,000 shares of common stock for $1.00 per share totaling $30,000

On May 15, 2018 the Company sold 5,100 shares of common stock for $1.00 per share totaling $5,100

6

On May 25, 2018 the Company sold 2,000 shares of common stock for $1.00 per share totaling $2,000

On May 31, 018 the Company sold 2,000 shares of common stock for $1.00 per share totaling $2,000

On June 4, 2018 the Company sold 2,000 shares of common stock for $1.00 per share totaling $2,000

On June 29, 2018 the Company sold 5,000 shares of common stock for $1.00 per share totaling $5,000

On June 29, 2018 the Company sold 5,000 shares of common stock for $1.00 per share totaling $5,000

NOTE 6 – INCOME TAXES

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The U.S. federal income tax rate of 21% is being used in the current year due to the new tax law recently enacted.

Net deferred tax assets consist of the following components as of:

	June 30,	December 31,
	2018	2017

Deferred tax assets
NOL carryover	$35,500	$18,700
Deferred tax liabilities
None
Valuation adjustment	(35,500)	(18,700)

Net deferred tax asset	$-	$-

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the six months ended June 30, 2018 and year ended December 31, 2017.

	June 30,	December 31,
	2018	2017
Book loss	$(77,013)	$(11,900)
Meals and entertainment	2,257	100
Stock based compensation	-	1,800
Valuation allowance	74,756	10,000
	$-	$-

7

At June 30, 2018, the Company had net operating loss carry forwards of approximately $35,500 that maybe offset against future taxable income.  No tax benefit has been reported in the June 30, 2018 financial statements since the potential tax benefit is offset by a valuation allowance of the same amount. The change in the valuation allowance for the period ended June 30, 2018 was an increase of $16,800.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cut and Jobs Act (the “Tax Act”). The Tax Act establishes new tax laws that affects 2018 and future years, including a reduction in the U.S. federal corporate income tax rate to 21% effective January 1, 2018.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carry forwards may be limited as to use in future years.

NOTE 7 – RELATED PARTY TRANSACTION

During the six months ended June 30, 2018 the CEO loaned the Company $8,995 to pay operating expenses. The loan is non-interest bearing and payable on demand.

NOTE 8 – SUBSEQUENT EVENTS

In accordance with SFAS 165 (ASC 855-10) management has performed an evaluation of subsequent events through the date that the financial statements were available to be issued on August 20, 2018, and through the date of the filing, and has determined that it has nomaterial subsequent events to disclose in these financial statements.

8

StreamNet Inc.

Balance Sheets

	September 30,	December 31,
	2018	2017
	(Unaudited)
Current assets:
Cash	$489	$40

Total current assets	489	40

Total assets	$489	$40

Current liabilities:
Accounts payable	$51,526	$47,026
Loans payable	20,000	20,000
Loan from CEO	14,065	-
Accrued Liabilities	2,533	1,333

Total current liabilities	88,124	68,359

Commitments and contingencies	-	-

Stockholders’ equity (deficit)
Common stock $0.001 par value, 800,000,000 shares authorized: 23,425,900 and 23,336,600 outstanding as of September 30, 2018 and December 31, 2017, respectively	23,426	23,337
Additional paid in capital	113,455	7,529
Accumulated deficit	(224,516)	(99,185)

Total stockholders’ deficit	(87,635)	(68,319)

Total liabilities and stockholders’ deficit	$489	$40

The accompanying notes are an integral part of these financial statements.

9

StreamNet Inc

Statement of Operations

(Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,
	2018	2017	2018	2017

Consulting Revenue	$-	$-	$-	$-

Operating expenses
Contract labor	29,841	-	66,653	-
Professional fees	-	-	15,225	-
General and administrative	18,077	7,806	42,653	50,032
Total operating expenses	47,918	7,806	124,531	50,032

Net loss from operations	(47,918)	(7,806)	(124,531)	(50,032)

Other expense
Interest expense	400	526	800	526
Total other expense	400	526	800	526

Loss before income taxes	(48,318)	(8,332)	(125,331)	(50,558)

Provision for income taxes	-	-	-	-

Net loss	$(48,318)	$(8,332)	$(125,331)	$(50,558)

Basic and diluted net loss per common share	$(0.002)	$(0.001)	$(0.005)	$(0.006)

Basic and diluted weighted average common shares outstanding	23,376,021	8,310,471	23,398,500	8,310,471

The accompanying notes are an integral part of these financial statements.

10

StreamNet Inc

Statement of Cash Flows

(Unaudited)

	For the Nine months	For the Nine months
	ended September 30, 2018	ended September 30, 2017

Cash flows from operating activities
Net loss	$(125,331)	(50,558)
Adjustments to reconcile net loss to
Stock based compensation		8000
Change in operating assets and liabilities
Increase in accounts payable	4,500	5872
Increase in accrued liabilities	1,200	526
Net cash used in operating activities	(119,631)	(36,160)

Cash flows from investing activities

Cash flows from financing activities
Advance from related party		16,170
Proceeds from loan payable		20,000
Proceeds from loan from CEO	14,065
Proceeds from sale of common stock	106,015

Net cash provided by operating activities	120,080	36,170

Net increase in cash	449	10

Cash, beginning of period	40	46

Cash, ending of period	$489	$56

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$-	$-
Cash paid for income tax	$-	$-

The accompanying notes are an integral part of these financial statements.

11

StreamNet, Inc.

Notes to Financial Statements

NOTE 1 – DESCRIPTION OF BUSINESS AND HISTORY

Description of business

StreamNet, Inc. (the “Company”) was incorporated in the State of Nevada on July 1, 2016 and is a music and entertainment technology company whose primary business is the providing of streaming entertainment content.

NOTE 2 – SUMMARY OF SIGNIFICANT POLICIES

Basis of presentation

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires the Company to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Actual results could differ from those estimates.

Development Stage Company

The company is considered to be in the development stage as defined in ASC 915 “Development Stage Entities” The company is devoting substantially all of its efforts to the development of its business plans. The company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; and does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term investments with original maturities of less than 90 days. Cash equivalents are placed with high credit quality financial institutions and are primarily in money market funds. The carrying value of those investments approximates fair value. There were no cash equivalents for the six months and year ended period ending September 30, 2018 and the year ending December 31, 2017.

Fair value of financial instruments

The Company follows paragraph 825-10-50-10 of the FASB Accounting Standards Codification for disclosures about fair value of its financial instruments and paragraph 820-10-35-37 of the FASB Accounting Standards Codification (“Paragraph 820-10-35-37”) to measure the fair value of its financial instruments. Paragraph 820-10-35-37 establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America (U.S. GAAP), and expands disclosures about fair value measurements.  To increase consistency and comparability in fair value measurements and related disclosures, Paragraph 820-10-35-37 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels.  The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by Paragraph 820-10-35-37 are described below:

Level 1:	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

12

Level 2:	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3:	Pricing inputs that are generally observable inputs and not corroborated by market data.

The carrying amount of the Company’s financial assets and liabilities, such as cash, accounts payable and accrued expenses approximate their fair value because of the short maturity of those instruments.

The Company does not have any assets or liabilities measured at fair value on a recurring or a non-recurring basis as of September 30, 2018 and December 31, 2017.

Earnings (loss) per share

Basic earnings (loss) per common share is computed by dividing net income (loss) available to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per common share is computed by dividing income available to common stockholders by the weighted-average number of shares of common stock outstanding during the period increased to include the number of additional shares of common stock that would have been outstanding if potentially dilutive securities had been issued. There were no potentially dilutive securities outstanding during the periods presented.

Stock-based compensation

The Company accounts for equity instruments issued in exchange for the receipt of goods or services from other than employees in accordance with Financial Accounting Standards Board (“FASB”) ASC 718-10, Compensation – Stock Compensation, and the conclusions reached by FASB ASC 505-50, Equity – Equity-Based Payments to Non-Employees. Costs are measured at the estimated fair market value of the consideration received or the estimated fair value of the equity instruments issued, whichever is more reliably measurable. The value of equity instruments issued for consideration other than employee services is determined on the earliest of a performance commitment or completion of performance by the provider of goods or services as defined by FASB ASC 505-50.

Revenue recognition

The Company applies paragraph 605-10-S99-1 of the FASB Accounting Standards Codification for revenue recognition.  The Company recognizes revenue when it is realized or realizable and earned.  The Company considers revenue realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement exists, (ii) the services have been rendered to the customer, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured.

Income taxes

The Company follows Section 740-10-30 of the FASB Accounting Standards Codification, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the fiscal year in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the fiscal years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Statement of Income in the period that includes the enactment date.

On December 22, 2017, the Tax Cuts and Jobs Act (TCJA) was signed into law by the President of the United States. TCJA is a tax reform act that among other things, reduced corporate tax rates to 21 percent effective January 1, 2018. FASB ASC 740, Income Taxes, requires deferred tax assets and liabilities to be adjusted for the effect of a change in tax laws or rates in the year of enactment, which is the year in which the change was signed into law. Accordingly, the Company adjusted its deferred tax assets and liabilities at December 31,2017, using the new corporate tax rate of 21 percent. See Note 6.

13

The Company adopted section 740-10-25 of the FASB Accounting Standards Codification (“Section 740-10-25”) with regards to uncertainty income taxes.  Section 740-10-25 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements.  Under Section 740-10-25, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.  The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent (50%) likelihood of being realized upon ultimate settlement. Section 740-10-25 also provides guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures.  The Company had no material adjustments to its liabilities for unrecognized income tax benefits according to the provisions of Section 740-10-25.

Recent Accounting Pronouncements

The Company has evaluated recent pronouncements and believes that none of them will have a material impact on the Company’s financial position, results of operations or cash flows.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses since inception and has accumulated a deficit of $224,516 as of September 30, 2018. The Company requires capital for its contemplated operational and marketing activities. The Company’s ability to raise additional capital through the future issuances of common stock is unknown. The obtainment of additional financing, the successful development of the Company’s contemplated plan of operations, and its transition, ultimately, to the attainment of profitable operations are necessary for the Company to continue operations. These conditions and the ability to successfully resolve these factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements of the Company do not include any adjustments that may result from the outcome of these aforementioned uncertainties.

The Company has discussed ways in order to mitigate conditions or events that may raise substantial doubt about its ability to continue as a going concern. There are no assurances that any of these measures will be successful. (1) The Company intends to pursue financing plans to raise funds to judiciously spend towards operational expenses, (2) The Company intends to continue to employ low cost measures to operate its business and analyze any unnecessary cost or expense, (3) The Company intends to seek to avoid unnecessary expenditures, travel, and lodging costs that are not mission critical to its business.

NOTE 4 – LOAN PAYABLE

On March 3, 2017, a third party loaned the Company $20,000. The loan is unsecured, bears interest at 8%, and is due on demand. As of September 30, 2018 there is $2,533 of interest accrued on the loan.

NOTE 5 – COMMON STOCK

During the year ended December 31, 2017, the Company granted 836,600 shares of common stock for services at $0.01 per share, for total non-cash expense of $8,336.

On March 2, 2018 the Company sold 2,800 shares of common stock for $13,915 cash.

On April 9, 2018 the Company sold 6,000 shares of common stock for $1.00 per share totaling $6,000

On April 11, 2018 the Company sold 2,000 shares of common stock for $1.00 per share totaling $2,000

On April 16, 2018 the Company sold 30,000 shares of common stock for $1.00 per share totaling $30,000

On May 15, 2018 the Company sold 5,100 shares of common stock for $1.00 per share totaling $5,100

On May 25, 2018 the Company sold 2,000 shares of common stock for $1.00 per share totaling $2,000

14

On May 31, 018 the Company sold 2,000 shares of common stock for $1.00 per share totaling $2,000

On Jun e 4, 2018 the Company sold 2,000 shares of common stock for $1.00 per share totaling $2,000

On June 29, 2018 the Company sold 5,000 shares of common stock for $1.00 per share totaling $5,000

On June 29, 2018 the Company sold 5,000 shares of common stock for $1.00 per share totaling $5,000

On July 26, 2018 the Company sold 15,000 shares of common stock for $1.00 per share totaling $15,000

On September 6, 2018 the Company sold 9,000 shares of common stock for $1.00 per share totaling $9,000

On September 21, 2018 the Company sold 9,000 shares of common stock for $1.00 per share totaling $9,000

NOTE 6 – INCOME TAXES

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The U.S. federal income tax rate of 21% is being used in the current year due to the new tax law recently enacted.

Net deferred tax assets consist of the following components as of:

	September 30,	December 31,
	2018	2017

Deferred tax assets
NOL carryover	$47,600	$18,700
Deferred tax liabilities
None
Valuation adjustment	(47,600)	(18,700)

Net deferred tax asset	$-	$-

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the nine months ended September 30, 2018 and year ended December 31, 2017.

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	September 30,	December 31,
	2018	2017
Book loss	$(125,331)	$(11,900)
Meals and entertainment	2,257	100
Stock based comensation	-	1,800
Valuation allowance	123,074	10,000
	$-	$-

At September 30, 2018, the Company had net operating loss carry forwards of approximately $47,600 that maybe offset against future taxable income.  No tax benefit has been reported in the September 30, 2018 financial statements since the potential tax benefit is offset by a valuation allowance of the same amount. The change in the valuation allowance for the period ended September 30, 2018 was an increase of $28,900.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cut and Jobs Act (the “Tax Act”). The Tax Act establishes new tax laws that affects 2018 and future years, including a reduction in the U.S. federal corporate income tax rate to 21% effective January 1, 2018.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carry forwards may be limited as to use in future years.

NOTE 7 – RELATED PARTY TRANSACTION

During the nine months ended September 30, 2018 the CEO loaned the Company $14,065 to pay operating expenses. The loan is non-interest bearing and payable on demand.

NOTE 8 – SUBSEQUENT EVENTS

In accordance with SFAS 165 (ASC 855-10) management has performed an evaluation of subsequent events through the date that the financial statements were available to be issued on October 19, 2018, and through the date of the filing, and has determined that it has no material subsequent events to disclose in these financial statements.

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